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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D**

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global Crossing Limited

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

G3921A175

(Cusip Number)

Melissa Parrish
777 Main Street, Suite 2250
Fort Worth, Texas 76102
(817) 820-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 3,000,000 shares, which constitutes approximately 13.6% of the 22,000,000 shares of Stock outstanding, as stated in the Issuer’s much recent annual report on Form 10-K.

CUSIP No.

1.	Name of Reporting Person: Richard E. Rainwater		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO and PF (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,000,000(1)(2)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,000,000(1)(2)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.6%

14.	Type of Reporting Person (See Instructions): IN

(1)	Such shares of the Stock include (a) 2,891,458 shares owned directly by Mr. Rainwater and (b) 108,542 shares owned by The Richard E. Rainwater Charitable Remainder Unitrust No. 2, Richard E. Rainwater, Trustee (the “Trust”).

(2)	Mr. Rainwater is the sole trustee of the Trust and in that capacity exercises the power to vote and to dispose of all shares owned by the Trust. Mr. Rainwater may have a pecuniary interest in the shares owned by the Trust.

Item 1. SECURITY AND ISSUER.

     This Schedule 13D (the “Schedule”) relates to shares of the common stock, par value $0.01 per share (the “Stock”) of Global Crossing Limited, a company organized under the laws of Bermuda (the “Issuer”), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda.

Item 2. IDENTITY AND BACKGROUND.

     (a) - (c) This Schedule is being filed by Richard E. Rainwater (the “Reporting Person”). The Reporting Person has a business address at 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The Reporting Person is self-employed and his principal occupation is personal investment for his own account.

     (d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)      The Reporting Person is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired in December 2003 and February 2004 an aggregate of 280,138 shares of the Stock, and the Trust acquired in December 2003 108,542 shares of the Stock, pursuant to the Issuer’s bankruptcy plan of reorganization.

     From March 17 through May 11, 2004, the Reporting Person used $24,390,327.10 in personal funds to make open market purchases of 2,611,320 shares of the Stock.

Item 4. PURPOSE OF TRANSACTION.

     All of the shares of Stock acquired by Reporting Person have been acquired for investment purposes.

     Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Person may or may not, directly or indirectly, acquire shares of the Stock in the open market or in private transactions; and may or may not, directly or indirectly, dispose of shares of the Stock in the open market or in private transactions.

     Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)      Because of his direct ownership of 2,891,458 shares of the Stock, and his status as settlor and sole trustee of the Trust, which is the owner of 108,542 shares of the Stock, Reporting Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,000,000 shares of the Stock in the aggregate, which constitutes approximately 13.6% of the 22,000,000 shares of the Stock outstanding.

     (b)      The Reporting Person has the sole power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the Stock reported herein.

     (c)      During the past sixty (60) days, the Reporting Person has purchased shares of the Stock in open market purchases on NASDAQ, as follows:

Date	Number of Shares	Price Per Share
03/17/04	31,000	$14.25
03/18/04	33,000	15.00
03/19/04	90,000	14.46
04/27/04	318,000	13.68
04/28/04	139,320	10.86
04/30/04	80,000	7.03
05/03/04	495,000	6.99
05/04/04	160,000	7.84
05/05/04	210,000	8.13
05/06/04	230,000	8.40
05/07/04	435,000	8.59
05/10/04	258,000	8.76
05/11/04	132,000	9.43

     (d)      The Reporting Person affirms that, except as otherwise stated in this Item 5(d), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock beneficially owned by him. The Reporting Person has no power as the trustee of the Trust to receive or to direct the receipt of dividends from, or the proceeds from sale of, the 108,542 shares of the Stock owned by the Trust except in accordance with the terms of the Trust. The Reporting Person is an income beneficiary of the Trust, with no beneficial interest in the corpus of the Trust, and therefore may have a pecuniary interest in the shares of the Stock owned by the Trust.

     (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Person.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	–	Power of Attorney authorizing Melissa T. Parrish to sign on behalf of Reporting Person (filed as Exhibit 6 to Amendment No. 4 to that Schedule 13D Statement filed October 30, 2002 by Reporting Person, and incorporated by reference as an exhibit hereto)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 11, 2004

/s/ Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact

Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact